SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/07/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,183,850

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

1,183,850
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,183,850

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.94%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 8 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.8 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On April 7, 2008 the reporting persons sent the attached letter (See Exhibit 1) to the Chairman of the Board of the Issuer.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Issuers Chairman of the Board


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/07/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:
Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

April 7, 2008

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, NJ 07102


Dear Ms. Wilzig Izak:

As you know, Full Value Partners L.P. is a major shareholder of Wilshire Enterprises Inc. WOC. Please be advised that at the 2008 annual shareholder meeting we intend to nominate two persons for election as directors of WOC. This advance notice letter is solely to advise you of our intent to solicit proxies for the purpose of electing our two nominees to the board of directors of WOC and should not be construed as a submission of candidates for consideration by WOCs nominating committee.

Full Value Partners L.P. owns of record 100 shares and beneficially owns 470,400 shares of WOC which are held in street name. i.e., the shares are registered in the name of Cede & Co.

The Nominees are:

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750,
Saddle Brook, NJ 07663
Mr. Dakos is a self employed investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds:
Opportunity Partners L.P., Opportunity Income Plus Fund L.P.,
Full Value Partners L.P.,
Full Value Special Situations Fund L.P., and Full Value Offshore L.P.
He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

Gerald Hellerman (born 1937); 10965 Eight Bells Lane, Columbia, MD 21044
Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firms inception in 1993. Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.;
a director of MVC Capital, Inc.; a director of the Old Mutual 2100 fund complex (consisting of six funds).; a director and President of Innovative Clinical Solutions, Ltd., a company formerly engaged in clinical trials and physician network management which is currently in liquidation; a director of
Brantley Capital Corporation; and a director of AirNet Systems, Inc. since 2005.

Mr. Dakos does not personally own any shares but, as noted above, is a principal of the general partners of Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P. that beneficially own in aggregate
854,200 shares and 100 shares of record.
 Mr. Hellerman does not own any shares of WOC.
Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a director if elected. There are no arrangements or understandings between Full Value Partners and any of the above nominees or any other person(s) in connection with the nominations.

Please see our schedule 13D filings for further details and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency.
Finally, please advise us if you would like any other information.
Thank you.

Very truly yours,




Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner